Room 4561

September 28, 2006

Gordon Coburn
Chief Financial Officer
Cognizant Technology Solutions Corporation
500 Glenpointe Centre West
Teaneck, New Jersey 07666

Re: Cognizant Technology Solutions Corporation
        Form 10-K for the fiscal year ended December 31, 2005
        Filed March 15, 2006
        Form 10-Q for the quarterly period ended March 31, 2006
        Filed May 9, 2006
        Form 8-K
        Filed August 2, 2006
        File No. 000-24429

Dear Mr. Coburn:

        We have completed our review of your Form 10-K and the related filings, and do not, at this time, have any further comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief